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Exhibit 12.1

[KERR-McGEE CORPORATION LETTERHEAD]

April 15, 2005

Important Notice Concerning Your Rights
Under the Kerr-McGee Corporation Savings Investment Plan

Kerr-McGee Corporation (the "Company") disclosed yesterday that it will make a tender offer to its stockholders to purchase a portion of the Company's shares. Participants in the Kerr-McGee Savings Investment Plan (the "Plan") will be able to tender all or some of the Company shares held in their Plan accounts. The Plan's trustees will soon send a letter to Plan participants with more information about how they may participate in the tender offer.

As will be explained in the letter from the trustees, the tender offer will require that there be a period of three business days when all Plan participants will be unable to make exchanges, take loans, make withdrawals and receive distributions from the portion of their Plan account that is invested in Kerr-McGee shares. In addition, Plan participants who offer to tender all or some of the Kerr-McGee shares held in their Plan account will be unable to make exchanges, take loans, make withdrawals, and receive distributions from the portion of their Plan account that is invested in Kerr-McGee shares for an additional period of up to ten business days while the trustees of the Plan process the tender instructions.

The Plan administrator does not believe that this period during which participants will be unable to process transactions involving Kerr-McGee shares held in their Plan accounts constitutes a "blackout period" that triggers certain advance notice requirements under Federal law. Nonetheless, the Plan administrator is providing this notice to give you as much advance warning as possible regarding the upcoming freeze.

1.
This notice is to inform you that the Plan will be affected by the Company's tender offer and the Plan's trustee will be processing directions from participants to tender Kerr-McGee shares pursuant to the tender offer.

2.
As a result of these activities, and as explained more fully in the letter you will receive from the trustees of the Plan, you temporarily will be unable to exchange out, or receive a loan, withdrawal or distribution, of Kerr-McGee shares held in your Plan account. The period, during which you will be unable to exercise these rights otherwise available under the Plan, is referred to in this notice as the "freeze period." Regardless of whether you are planning retirement in the near future, we encourage you to carefully consider how the freeze period may affect your retirement planning, as well as your overall financial plan.

3.
The freeze period for the plan is expected to begin as of 4:00 p.m. EDT, on May 15, 2005. For those of you who do not offer to tender the Kerr-McGee shares held in your Plan account, the freeze period will end three business days later. For those of you who direct the trustees of the Plan to tender some or all of your shares, there will be an additional freeze period that will continue until all processing related to the tender offer has been completed (unless the tender offer is terminated or extended), which is expected to take up to an additional ten business days. During this period, you can call Fidelity Services at (800) 835-5095 to obtain updated information on the expected end of the freeze period.

4.
During the freeze period, you will be unable to direct or diversify the assets held in your Plan account to the extent invested in Kerr-McGee shares when the freeze period begins. For this reason, it is very important that you review and consider the appropriateness of your current investments in light of your inability to direct or diversify those investments during the freeze period. For your long-term retirement security, you should give careful consideration to the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income and investments. You should be aware that there is a risk to holding substantial portions of your assets in the securities of any one company, as individual securities tend to have wider price swings, up and down, in short periods of time, than investments in diversified funds. Stocks that have wide price swings might have a large loss during the freeze period; you will not be able to direct the sale of Kerr-McGee shares from your account during the freeze period.

5.
If you have any questions concerning this notice, you should contact Fidelity Services at (800) 835-5095. If you require additional information concerning the terms and conditions of the tender offer, please call Georgeson Shareholder Communications Inc., the Information Agent, toll free at (877) 278-6310. You will separately receive a letter from the Plan trustees that explains in more detail how the tender offer affects your Plan account and the procedure to tender some or all of the Kerr-McGee shares held in your Plan account. We might suggest that you wait until you review those materials before calling with questions, as the materials will likely answer the most common questions. This notice is simply intended to give you as much advance notice as possible regarding the upcoming freeze period.

This notice is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any shares. The full details of the tender offer, including complete instructions on how to tender shares, along with the letter of transmittal and related materials, are expected to be mailed to stockholders promptly following commencement of the offer. Stockholders should carefully read the offer to purchase, the letter of transmittal and other related materials when they are available because they will contain important information. Stockholders may obtain free copies, when available, of the Tender Offer Statement on Schedule TO, the offer to purchase and other documents that will be filed by Kerr-McGee with the U.S. Securities and Exchange Commission at the Commission's website at www.sec.gov. Stockholders also may obtain a copy of these documents, without charge, from Georgeson Shareholder Communications Inc., the information agent for the tender offer, toll free at (877) 278-6310. Stockholders are urged to read these materials carefully prior to making any decision with respect to the tender offer.

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Important Notice Concerning Your Rights Under the Kerr-McGee Corporation Savings Investment Plan